360 FUNDS
4520 Main Street, Suite 1425
Kansas City, MO 64111

June 13, 2014

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	360 Funds (the “Trust”) (File No. 333-195775)
Request for Withdrawal of Amendment to Registration Statement on Form N-14

Dear Ladies and Gentlemen:

The Trust has determined that Pre-Effective Amendments 1, 2 and 3 filed to the Trust’s Registration Statement on Form N-14/A were filed in error with the wrong Securities Act Registration Number, and that it is in the best interests of the Trust and the public that the filing be withdrawn.

Pre-Effective Amendment Number 1
Filed May 19, 2014
Accession Number 0001398344-14-002894

Pre-Effective Amendment Number 2
Filed June 10, 2014
Accession Number 0001398344-14-003205

Pre-Effective Amendment Number 3
Filed June 12, 2014
Accession Number 0001398344-14-003227

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that each Amendment be withdrawn.  Please direct any questions concerning this letter to me at (816) 787-0714 or Matthew A. Swendiman, counsel to the Trust at (513) 629-2750.

Very truly yours,

/s/ Randall Linscott

Randall Linscott
President
360 Funds

Securities and Exchange Commission
June 13, 2014

cc:	Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Ms. Kathy Churko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549